Annual Report

Cover Page

Name of issuer:

L5 Automation Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CA

Date of organization: 3/18/2020

Physical address of issuer:

191 Starlight Crest Dr
La Cañada Flintridge CA 91011

Website of issuer:

https://www.l5automation.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$714,926.56	$764,408.19
Cash & Cash Equivalents:	$94,754.13	$3,822.42
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$331,542.33	$234,439.68
Non-Current Liabilities:	$356,073.81	$280,000.00
Revenues/Sales:	$701,093.25	$436,680.21
Cost of Goods Sold:	$43,863.39	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($595,060.09)	($721,553.57)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   L5 Automation Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alexander Louis Gutierrez	CEO	L5 Automation	2020
Wayne Chan	CTO & Co-Founder	Talent Labs AI	2024
Edward Lopez	Principal	LopezAdela	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Xiaoyu Zheng	CFO	2021
Alexander Louis Gutierrez	CEO	2020
Alexander Louis Gutierrez	Secretary	2020
Alexander Louis Gutierrez	President	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alexander Louis Gutierrez	500000.0 common shares	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The company faces significant challenges in developing and producing its products and service offerings cost effectively and in volume. If the company cannot successfully overcome those challenges, its business will be negatively impacted and could fail. The company may never be able to create a product or service that is commercially viable, requiring the company to abandon its efforts.

The company relies heavily on its intellectual property portfolio. If the company is unable to protect its intellectual property rights, its business and competitive position would be harmed. The company may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs. The company's patent applications may not result in issued patents or its patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on the company's ability to prevent others from interfering with the commercialization of its products.

The company is subject to substantial regulation and unfavorable changes to, or failure by the company to comply with, these regulations could substantially harm its business and operating results.

The company's website, systems, and data it maintains may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact its reputation and future sales.

Most of our existing revenue has come in the form of grant funding. Grant funding can be unreliable, and it's not guaranteed that we're able to raise similar or any amounts in the future.

Our business depends on our ability to attract and retain

high quality engineering talent. Should we be unable to attract or retain that talent, we may not be able to progress as quickly as if we were able to.

The Company has a dispute with a vendor in the approximate amount of less than $10,000. In connection with the dispute, the vendor claimed that it has submitted an email complaint against the Company with the SEC, alleging, among other things, fraud of the Company and its founder, Alex Gutierrez. The Company takes the position that these allegations have no basis, and are merely an attempt to extract payments. Further, the Company does not currently have actual knowledge (beyond the vendor's email) that such complaint was actually sent to the SEC.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Xiaoyu Zheng is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities or classes of securities of the issuer:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common (CS) Stock	1,000,000	500,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	120,854

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Alexander Gutierrez
Issue date	09/19/22
Amount	$40,000.00
Outstanding principal plus interest	$40,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes

Demand Promissory Note, with no set repayment date. Loan is technically given by Alexander Gutierrez (Founder), but was a loan from Andrew Gutierrez and Kathy Duong. Expectation is that this gets paid back upon significant fundraising (>$1M additional funding). On re-payment, interest to be paid will be calculated based on blended annual rate published annually by the Internal Revenue Service as determined under Section 7872 of the Code and calculated pursuant to the provisions of Revenue Ruling 86-17, 1986-1 Cumulative Bulletin 377.

Loan

Lender	Alexander Gutierrez
Issue date	09/20/22
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes

Current with payments   Yes

Demand Promissory Note, with no set repayment date. Loan is technically given by Alexander Gutierrez (Founder), but was a loan from Sandy Yang. Expectation is that this gets paid back upon significant fundraising (>$1M additional funding). On re-payment, interest to be paid will be calculated based on blended annual rate published annually by the Internal Revenue Service as determined under Section 7872 of the Code and calculated pursuant to the provisions of Revenue Ruling 86-17, 1986-1 Cumulative Bulletin 377.

Loan

Lender	Alexander Gutierrez
Issue date	10/05/22
Amount	$40,000.00
Outstanding principal plus interest	$40,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes

Demand Promissory Note, with no set repayment date. Loan is technically given by Alexander Gutierrez (Founder), but was a loan from Marcus Gutierrez. Expectation is that this gets paid back upon significant fundraising (>$1M additional funding). On re-payment, interest to be paid will be calculated based on blended annual rate published annually by the Internal Revenue Service as determined under Section 7872 of the Code and calculated pursuant to the provisions of Revenue Ruling 86-17, 1986-1 Cumulative Bulletin 377.

Loan

Lender	Alexander Gutierrez
Issue date	10/17/22
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes

Demand Promissory Note, with no set repayment date. Loan is technically given by Alexander Gutierrez (Founder), but was a loan from Anne Pak and Joe Aung. Expectation is that this gets paid back upon significant fundraising (>$1M additional funding). On re-payment, interest to be paid will be calculated based on blended annual rate published annually by the Internal Revenue Service as determined under Section 7872 of the Code and calculated pursuant to the provisions of Revenue Ruling 86-17, 1986-1 Cumulative Bulletin 377.

Loan

Lender	Alexander Gutierrez
Issue date	12/19/22
Amount	$170,000.00
Outstanding principal plus interest	$170,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes

Demand Promissory Note, with no set repayment date. Loan is given by Alexander Gutierrez (Founder), with no set date for payoff. Expectation is that loan either gets converted to equity in the event he is able to liquidate his Astrobotic Shares, or out of revenue generated by the company (but no more than 20% of the incoming revenue). On re-payment, interest to be paid will be calculated based on blended annual rate published annually by the Internal Revenue Service as determined under Section 7872 of the Code and calculated pursuant to the provisions of Revenue Ruling 86-17, 1986-1 Cumulative Bulletin 377.

Loan

Lender	Alexander Gutierrez
Issue date	03/30/23
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes

Demand Promissory Note, with no set repayment date. Loan is technically given by Alexander Gutierrez (Founder), but was a loan from Xiaoyu Zheng (CFO). Expectation is that this gets paid back upon significant fundraising (>$1M additional funding). On re-payment, interest to be paid will be calculated based on blended annual rate published annually by the Internal Revenue Service as determined under Section 7872 of the Code and calculated pursuant to the provisions of Revenue Ruling 86-17, 1986-1 Cumulative Bulletin 377.

Loan

Issue date	01/24/24
Amount	$10,000.00
Outstanding principal plus interest	$10,000.00 as of 12/30/24
Interest rate	0.0% per annum
Current with payments	Yes

Friends and Family Loan

Loan

Issue date	01/30/24
Amount	$30,000.00
Outstanding principal plus interest	$30,000.00 as of 12/30/24
Interest rate	0.0% per annum
Current with payments	Yes

Friends and Family Loan

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2021	Section 4(a)(2)	SAFE	$150,000	General operations
10/2021	Section 4(a)(2)	SAFE	$250,000	General operations
5/2022	Section 4(a)(2)	SAFE	$475,000	General operations
9/2022	Section 4(a)(2)	SAFE	$25,000	General operations
10/2022	Section 4(a)(2)	SAFE	$10,000	General operations
12/2022	Section 4(a)(2)	SAFE	$90,000	General operations
11/2023	Section 4(a)(2)	SAFE	$345,000	General operations
12/2023	Section 4(a)(2)	SAFE	$112,450	General operations
2/2024	Section 4(a)(2)	SAFE	$154,293	General operations
3/2024	Section 4(a)(2)	SAFE	$22,375	General operations
4/2024	Regulation Crowdfunding	SAFE	$165,852	General operations
4/2024	Section 4(a)(2)	SAFE	$192,709	General operations
5/2024	Section 4(a)(2)	SAFE	$57,025	General operations

6/2024	Section 4(a)(2) SAFE	$20,000	General operations
7/2024	Section 4(a)(2) SAFE	$10,000	General operations
8/2024	Section 4(a)(2) SAFE	$35,000	General operations
9/2024	Section 4(a)(2) SAFE	$15,000	General operations
11/2024	Section 4(a)(2) SAFE	$45,000	General operations
12/2024	Section 4(a)(2) SAFE	$185,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Xiaoyu Zheng
Amount Invested	$150,000.00
Transaction type	Safe
Issue date	08/31/21
Valuation cap	$10,000,000.00
Relationship	CFO

Name	Alexander Gutierrez
Amount Invested	$40,000.00

Transaction type	Loan
Issue date	09/19/22
Outstanding principal plus interest	$40,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Brother and Sister in Law of Founder

Name	Alexander Gutierrez
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	09/20/22
Outstanding principal plus interest	$50,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Founder

Name	Xiaoyu Zheng
Amount Invested	$10,000.00
Transaction type	Safe
Issue date	10/04/22
Valuation cap	$7,500,000.00
Relationship	CFO

Name	Alexander Gutierrez
Amount Invested	$40,000.00
Transaction type	Loan
Issue date	10/05/22
Outstanding principal plus interest	$40,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Father of Founder

Name	Alexander Gutierrez
Amount Invested	$170,000.00
Transaction type	Loan
Issue date	12/19/22

Outstanding principal plus interest	$170,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Founder

Name	Alexander Gutierrez
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	03/30/23
Outstanding principal plus interest	$25,000.00 as of 11/27/23
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Chief Financial Officer

L5 Automation has been and is continuing to sub-lease the house that the Founder Alexander Gutierrez currently resides, paying for ~71.3% of the rent and utilities). This is consistent with the usage by L5 of the property.

L5 Automation has been and is continuing to lease a van from Founder Alexander Gutierrez at a rate of $493/month. The company is responsible for all insurance, maintenance, business related fuel, and registrations needed for the vehicle. Alexander Gutierrez also is allowed to continue to use it as needed for personal use.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without

regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Robots Picking Strawberries. Hand-eye Coordination Software for operation in unstructured environments will transform the world.
Milestones
L5 Automation Inc. was incorporated in the State of California in March 2020.
Since then, we have:
We have been paid to pick strawberries at -commercial farms since 2022
We are generating cash, with $436k in 2023, $701k in 2024, and a target of $650k in 2025 (Revised down due to Grant Fall out)
We have raised Over $2.1 million, including funding from our client/partner GoodFarms (Strawberry Grower)
Our "Harvesting as a Service" Tech is patent pending, with backing from the National Science Foundation, NASA, and USDA

Historical Results of Operations
Revenues & Gross Margin. For the period ended December 31, 2024, the Company had revenues of $701,093.25 compared to the year ended December 31, 2023, when the Company had revenues of $436,680.21. Approximately half of this revenue was non-dilutive capital (aka Grants) from

of this revenue was non-dilutive capital (aka Grants) from NSF, USDA, and NASA.

Assets. As of December 31, 2024, the Company had total assets of $714,926.56, including $94,754.13 in cash. As of December 31, 2023, the Company had $764,408.19 in total assets, including $3,822.42 in cash.

Net Loss. The Company has had net losses of $595,060.09 and $721,553.57 for the fiscal years ended December 31, 2024, and December 31, 2023, respectively.

Liabilities. The Company's liabilities totaled $687,616.14 for the fiscal year ended December 31, 2024 and $514,439.68 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $583,500 in debt and $2,193,852 in SAFEs.

We are actively looking to close a bridge round to extend our operational runway and pursue a priced round beginning in Q2 2025 to give us additional time to allow for continued progress independent of grant work.

Runway & Short/Mid Term Expenses

L5 Automation Inc. cash in hand is $11,660.49, as of March 2025. Over the last three months, we have received a total of $56,500 in revenue from our NASA grant. Our current ongoing expense rate is projected at approximately $75k/month, with expected revenues of $425k over the next 6 months. Our intent is to be profitable in 7-12 months (highly dependent on successfully winning grants). The grants we are currently counting on are a USDA Phase I ($175k) projected to be awarded in July 2025, and two NASA grants - a phase 1 ($150k) and a phase 2 ($850k over 2 years) which we anticipate learning whether we won or not by end of June.

We are actively raising an additional bridge of $300k, which we believe with planned incoming funds to give us at least 6 months of runway to either close a priced round or to secure a grant.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Alexander Louis Gutierrez, certify that:

(1) the financial statements of L5 Automation Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of L5 Automation Inc. included in this Form reflects accurately the information reported on the tax return for L5 Automation Inc. filed for the most recently completed fiscal year.

Alexander Louis Gutierrez
~~CEO~~

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors

that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent

they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.I5automation.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)

(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Alexander Louis Gutierrez
Edward Lopez
Wayne Chan
Xiaoyu Zheng

Appendix E: Supporting Documents

ttw_communications_138624_124226.pdf
ttw_communications_138624_124251.pdf
ttw_communications_138624_200002.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Alexander Louis Gutierrez

Edward Lopez

Wayne Chan

Xiaoyu Zheng

Appendix E: Supporting Documents

ttw_communications_138624_124226.pdf
ttw_communications_138624_124251.pdf
ttw_communications_138624_200002.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

L5 Automation Inc.

By

Alexander Gutierrez

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Alexander Gutierrez

Founder & CEO
3/31/2025

Wayne Chan

Director
3/31/2025

Xiaoyu Zheng

Chief Financial Officer
4/2/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.